Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

Date: July 26, 2016

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

The following email was sent to certain employees of LogMeIn, Inc. on July 26, 2016.

Sales and Customer Care Rules of Engagement

Date: July 26, 2016

To: Global LogMeIn Sales & Customer Care Employees

From: Sharon Gould

Subject: Toolkit for Sales & Customer Care Employees

As you are aware, we announced today that LogMeIn has entered into a definitive merger agreement to combine with Citrix’s GoTo business. Today marks a momentous day in LogMeIn history. It is also an event that will likely raise a number of questions from our customers.

While we are incredibly excited about the transformative nature of the transaction for LogMeIn, it is important to remember that until the transaction closes we remain independent companies and competitors. The transaction is expected to be completed in the first quarter of 2017. In addition, no one should communicate that the GoTo and LogMeIn act as one, or that the transaction is a done deal.

As part of our Global Sales & Customer Care organization, your daily interaction with our customers and prospective customers will likely bring questions regarding the merger. As such, I have provided in this packet, a number of tools to help you when engaging with customers and prospects. Also included here are some guidelines and tips to guide you in your conversations and a list of Dos and Don’ts to consider whenever in a customer-facing situation.

Attached in this e-mail, you will find a toolkit, which includes:

•	The press release that was jointly issued with Citrix today
•	Investor Fact sheet
•	A list of frequently asked customer-specific questions including customer talking points
•	A letter that was sent to select customers and is posted to the corporate LMI blog
•	Rules of Engagement for employees’ pre-merger close (see below)

It is important to reiterate that the announcement will have no impact on our day-to-day operations and it remains business as usual.

As you familiarize yourself with these communications materials, please keep in mind:

•	While you will undoubtedly have conversations with customers regarding the transaction, it is important that only designated company executives or spokespeople speak publicly or communicate externally about this transaction on the company’s behalf. Consistent with our existing policy, if you are asked to comment on the transaction by an analyst or member of the press, please be sure that you and your teams refer any outside inquiries to Craig VerColen. If you are asked to comment on the transaction by an investor, shareholder or banker, please be sure that you and your teams refer any outside inquiries to Rob Bradley.

•	We encourage you to use the attached talking points and FAQ document to guide your conversations with customers. Should you receive any questions outside the scope of these two documents, it is very important that you do not speculate or try to make up an answer. In the event that you don’t have the answer, please direct specific questions to me (Sharon Gould).

•	The attached documents and messages have been approved by legal counsel and some may be filed with the SEC. Therefore, it is important that you do not add to or alter these materials or any other communications you may receive in the future regarding the combination with GoTo.

•	You are a representative of LogMeIn and as such customers will look to you for guidance. Be professional and listen to customers’ concerns/questions, but please do not stray from the approved messaging in the attached documents by offering your own opinion about the merits of the transaction.

•	While we will be merging with GoTo, the deal will not close for several months. During that time, we will remain a standalone company and competitors with GoTo and should remain solely focused on our independent objectives until the transaction closes. As such, there should be no communication, coordination or sharing of information with any GoTo employees until after the close of the transaction.

•	The completion of the transaction is subject to the receipt of certain regulatory approvals and other customary closing conditions, and requires the approval of LogMeIn shareholders. You should not comment on, or speculate about this process, likely agency reactions or outcomes. The only information you should provide is that the transaction is expected to close during the first quarter of 2017 and customers can expect no interruption to their service.

DOs & DON’Ts

DO:

•	Stay on topic
•	Reiterate the key messaging points in conversations with customers
•	Highlight the customer benefits of the transaction
•	Reach out to your manager with any questions you may have regarding the transaction

DO NOT:

•	Discuss the transaction unless prompted by a customer/prospect
•	Go off script or alter the provided talking points
•	Speculate or provide personal opinion about the transaction
•	Make up answers to questions you are unsure of
•	Engage with peers at GoTo or share information related to our business
•	Begin to pitch the GoTo suite of products to your customers
•	Coordinate with GoTo associates in any way
•	Speculate on products or pricing of the combined company in any way

Next Steps

In the days ahead we will be hosting Sales & Customer Care employee calls and sessions to make sure our teams are properly equipped to handle any inquiries from customers and prospective customers. In the meantime, I ask that you review the materials included in this e-mail. We will provide updated information and ensure that you have the support you need throughout this process. Should you have any questions, please do not hesitate to contact me. Thank you for your help and support as we move forward with this exciting combination.

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.